UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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FORM 8-K

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CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of report (Date of earliest event reported): September 5, 2012

ASHLAND INC.
(Exact name of registrant as specified in its charter)

Kentucky
(State or other jurisdiction of incorporation)

1-32532   20-0865835
(Commission File Number)   (I.R.S. Employer Identification No.)

**50 E. RiverCenter Boulevard
P.O. Box 391
Covington, Kentucky 41012-0391
Registrant's telephone number, including area code (859) 815-3333**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

<u>Item 5.02.</u> <u>Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory</u>
<u>Arrangements of Certain Officers</u>

Paul C. Raymond III, Senior Vice President of Ashland Inc. ("Ashland") and President of Ashland Water Technologies ("AWT") is leaving Ashland effective immediately after seven years of service with the company. In addition to his current responsibilities, John E. Panichella, Senior Vice President of Ashland and President of Ashland Specialty Ingredients will assume global leadership responsibility for AWT until a new AWT President is named.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

	ASHLAND INC.
	(Registrant)

September 5, 2012	/s/ Peter J. Ganz
	Peter J. Ganz
	Senior Vice President and
	General Counsel